FILED BY OCEANFIRST FINANCIAL CORP.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND DEEMED FILED PURSUANT TO RULE 14A-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

SUBJECT COMPANY: PARTNERS BANCORP

COMMISSION FILE NUMBER: 033-21202

FOR EMPLOYEE INFORMATION ONLY	November 4, 2021

THIS DOCUMENT IS FOR CURRENT EMPLOYEES OF VIRGINIA PARTNERS BANK, MARYLAND PARTNERS BANK, THE BANK OF DELMARVA, LIBERTY BELL BANK, OR OCEANFIRST BANK. THIS SHOULD NOT BE SHARED WITH ANYONE OTHER THAN BANK EMPLOYEES.

On November 4, 2021, OceanFirst Financial Corp. (NASDAQ:OCFC) and Partners Bancorp (NASDAQ:PTRS) announced the entry into a definitive agreement and plan of merger. The definitive agreement was approved by the Boards of Directors of both companies.

The announcement is the culmination of months of conversations between leaders from both organizations, along with considerable due diligence. The teams at the banks have worked diligently during this time to learn about each other’s organizations and collaborate on the details of the current agreement and plan. Although much has been achieved, this is just the beginning and, much more will need to be done to combine our companies. Now that the announcement has been shared publicly, over the next several months, the project teams will expand with more officer meetings, and we will work together to gather the necessary approvals to complete OceanFirst Financial Corp.’s acquisition of Partners Bancorp and plan the integrations of Virginia Partners Bank and its Maryland Partners Bank division, and The Bank of Delmarva and its Liberty Bell Bank division into OceanFirst Bank N.A (“OceanFirst”). Our goal is to share as much information as possible with our respective employees, however we ask for your patience as we finalize all the very important details required for a smooth transition.

To help get started, the information below has been compiled so we can all get to know one another a little better and understand what this announcement means for our customers, employees, and stockholders. These Frequently Asked Questions are for current employees only and may change and be updated as the planning progresses.

What can you tell me about Partners Bancorp and the subsidiary banks?

Partners Bancorp, a $1.6 billion multi-bank holding company, includes several affiliate bank franchises operating independently but unified in their commitment to serving their customers and local communities. In November 2019, Delmar Bancorp and Virginia Partners Bank completed a merger of equals as Delmar Bancorp with the affiliated banks continuing to operate independently. The affiliate banks operate in markets from southern New Jersey, into Delaware, Maryland, and Virginia. In May 2020, Delmar Bancorp began trading on NASDAQ and in August 2020 changed its name to Partners Bancorp, remaining on NASDAQ and adopting the symbol PTRS.

The subsidiary with the longest banking history is The Bank of Delmarva, which was chartered in December 1896 by a group of businessmen and farmers. The Bank of Delmarva was founded on the core principles of honesty, respect, and a strong commitment to customer service. These founding principles remain at the heart of The Bank of Delmarva as their employees demonstrate their professionalism and integrity every day to serve the financial needs of the communities of the Lower Delmarva Peninsula. The Bank of Delmarva is led by John Breda, President and Chief Executive Officer. Currently, there are over 100 employees providing personal and business accounts and services with 12 full-service branches located throughout Salisbury and Ocean City Maryland and Sussex County Delaware. In addition, Liberty Bell Bank, A Division of The Bank of Delmarva, has three branch locations serving Camden and Burlington counties in New Jersey.

Virginia Partners Bank was established in 2008 by local business leaders who believed that their neighbors deserved a community bank where the employees took the time to know and understand their customers’ financial needs while always treating people with respect. Lead by Lloyd Harrison, Chief Executive Officer, the team has built the bank one relationship at a time with a commitment to sharing their time, talent, and resources in the communities they serve. More than half of the Virginia Partners board are founders of the bank, including Wallace King, Executive Vice President. Virginia Partners Bank operates three branches in Fredericksburg, Virginia and a branch and commercial banking office in Reston, Virginia. In addition, operating under the name Maryland Partners Bank (A Division of Virginia Partners Bank), there is a full-service branch and commercial banking office in LaPlata, Maryland and a loan production office in Annapolis, Maryland.

What can you tell me about OceanFirst Bank?

OceanFirst Bank (or “OceanFirst”) is an $11.8 billion bank and a wholly owned subsidiary of OceanFirst Financial Corp. OceanFirst was founded in 1902 by a small group of local businessmen interested in combining their resources to build their homes and help their neighbors to realize the American dream of homeownership. Originally named the Point Pleasant Building and Loan Association of Point Pleasant Beach New Jersey, the founders never could have imagined how many of their neighbors would be helped. In 1996, Point Pleasant Building and Loan Association had grown with the Jersey Shore communities it served; there were eight branches and they were serving their customers as Ocean Federal Saving Bank. At that time the Board of Directors requested and received approval to complete an initial public offering (IPO) converting from mutual to stock ownership. OceanFirst was the first in the country to establish an independent charitable foundation in conjunction with an IPO. Created with a one-time endowment of $13.4 million in OCFC stock, since it was established in 1996, OceanFirst Foundation has granted more than $43 million to over 750 non-profit organizations and schools, helping thousands of our neighbors in need in many OceanFirst markets.

Today, OceanFirst is a regional bank providing financial services to customers throughout New Jersey, and in the major metropolitan markets of Philadelphia, New York, Baltimore, Washington D.C., and Boston. OceanFirst delivers commercial and residential financing, treasury management, trust and asset management, and deposit services, and is one of the largest and oldest community-based financial institutions headquartered in New Jersey. OceanFirst is focused on organic growth and has also expanded through acquisition.

Since 2015 OCFC has completed seven whole bank acquisitions. Currently, OceanFirst has branches located throughout 12 counties in New Jersey and three counties in New York, and operates commercial loan production offices in New Jersey, Pennsylvania, New York City, Baltimore, Washington D.C., and Boston. Recently, OceanFirst opened our first branch in Pennsylvania located in center-city Philadelphia.

Leading the management team at OceanFirst is Christopher Maher, Chairman and Chief Executive Officer. There are several officers serving on the OceanFirst executive team who provide strategic direction and manage OceanFirst’s daily operations. OceanFirst is committed to local commercial banking management which is accomplished currently with six regional leaders all reporting to Joseph Lebel, President and Chief Operating Officer. The regional leaders are responsible for inspiring their teams to establish and grow community banking relationships and all have local decision-making authority in their respective regions. The regional leaders, include: George Destafney (Central New Jersey), Vinny D’Alessandro (Southern New Jersey), Dan Harris (Metropolitan New York), Susanne Svizeny (Greater Philadelphia), Tom Crawford (Baltimore), and Dan Griggs (Boston).

What is the expected timing for the merger?

The regulatory approval process is difficult to predict; however, we are hopeful that the regulators will respond early in 2022. We are targeting legal closing during the first half of 2022.

The completion of the merger is subject to satisfying customary closing conditions, including receipt of required regulatory approvals and requisite approval of the stockholders of Partners Bancorp. Similar to the prior bank acquisitions completed by OCFC, the legal closing and integration of customer accounts, services and branches will occur separately. Following legal closing, the Partners Bancorp affiliate banks will continue to operate separately, as Divisions of OceanFirst Bank, until full integration of accounts and services can be implemented. The full integration of the banks may not occur until late 2022.

What does this mean for employees right now?

There will not be any changes unless and until legal closing occurs. Therefore, no changes are expected until 2022. It is essential for both banks to continue to operate independently and focus on their respective clients while integration plans are prepared.

We understand that the biggest question employees have right now is: how does this acquisition affect me? Until legal closing, business as usual is expected for all employees. It is very important that all the banks continue to operate as independent, safe and sound banking institutions. Please continue to maintain the highest levels of professionalism and adhere to compliance standards while delivering extraordinary service to your customers and helping your fellow employees. We will provide timely information to you about the integration plans as they are developed.

What does this mean for our customers?

There are no changes for any of the customers of OceanFirst Bank, The Bank of Delmarva, Liberty Bell Bank, Virginia Partners Bank and Maryland Partners Bank until after legal closing and then timely communication of any changes will be shared with employees and customers prior to implementation.

We know that all our employees take great pride in delivering extraordinary service and attention to our customers. Customers will continue to bank with you as they always have, and we realize they may have questions about what is happening. If customers come to you with questions, please reassure them that we will continue to deliver their banking services and accounts. Over the next several months we will complete an extensive regulatory approval process for the acquisition. The regulatory approval process must be completed before integration decisions can be finalized and shared.

Our priority will be to provide timely and informative notifications to our customers regarding the integration plans once they have been developed. Until then, customers should continue banking as they currently do. We will keep employees informed regarding customer communication as we move forward.

Also, please share information regarding any customer concerns and questions with your manager, especially if you are unsure of how to respond. It is better to take extra time, if needed, to get back to a customer with correct information than provide incomplete or inaccurate information. Plus, if you are sharing customer concerns and questions with your manager, it will help us to make sure the notifications sent to customers throughout this process are more informative.

What will happen next?

Integration planning meetings will begin after regulatory applications have been filed, so stay tuned for additional information as that process starts.

It will take time for the approval process to be completed. Over the past six years, OceanFirst has completed seven whole bank acquisitions, with the majority of the employees of acquired banks being offered positions to stay at OceanFirst after the acquisition. The OceanFirst team of more than 1,000 employees includes hundreds of employees who joined our family after the acquisition of the bank who was their former employer, so many of our employees have first-hand understanding of the challenges that go along with an acquisition. We also understand that every bank is unique and, therefore, each integration is always a little different. However, with each acquisition we have learned more and enhanced our best practices related to both employees and customers during the many stages of the approval and integration process. Throughout the process and any transition, we know all employees will collaborate and be responsive and respectful of customers and co-workers. As we continue to work together, timelines may be modified, and we will share this information as soon as possible.

If I have questions, who should I contact?

Please speak with your direct supervisor or Human Resources with any questions you many have now and throughout this process.

What should I do if someone from the media contacts me?

Employees, officers, and directors are not authorized spokespersons for the banks and any media inquiries should be referred according to your bank’s current policy.

Employees of Partners Bancorp subsidiary banks should refer all inquiries to Lloyd Harrison, CEO, Partners Bancorp, 540.899.2234 or John Breda, President and COO, Partners Bancorp, 410.548.1100, ext. 18112.

OceanFirst employees should refer all media, stockholder, and investor inquiries to Jill Hewitt, OceanFirst Director of Investor Relations and Corporate Communications, 1.888.623.2633 ext. 7513.

The following information offers some additional details for the employees of the Partners Bancorp subsidiary banks.

We realize that there are many questions that employees have and more will likely come up over these next several months. We will do our best to answer questions whenever possible; however, we must reinforce that until legal closing our banks will continue to operate independently, which creates many limitations for finalizing decisions.

Banking is a relationship business and leadership is important. John Breda, John Herring, Wally King, Adam Nalls, and David Talebian are all committed to continuing in leadership roles with OceanFirst. Lloyd Harrison will retire after legal closing; he has been contemplating retirement for a while.

What will happen to my job?

We expect that all employees of The Bank of Delmarva, Liberty Bell Bank, Virginia Partners Bank and Maryland Partners Bank will continue employment in the ordinary course of business through legal closing. In fact, the majority of employees will remain employed in their current roles for 30 days past integration. OceanFirst will seek to convey details regarding continued employment status to each employee employed at the Partners Bancorp affiliate banks within 10 business days of regulatory approvals being received.

Please be assured we realize how important it is to resolve job assignments in a timely manner and we truly appreciate your patience and understanding as we work through this process in a caring and deliberate way.

Who should I contact if I have questions?

Your questions are important to us and we will do our best to address any that are brought to our attention. Please contact your direct supervisor if you have any questions or concerns.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transaction between OceanFirst Financial Corp. (or “OCFC”) and Partners Bancorp (the “Transaction”); the expected timing of the completion of the Transaction; the ability to complete the Transaction; the ability to obtain any required regulatory, stockholder or other approvals, authorizations or consents; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the Transaction; any statements of expectation or belief; any projections or plans related to certain financial or operational metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek”, “plan”, “will”, “would”, “could,” “may,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OCFC nor Partners Bancorp assumes any duty or obligation (and does not undertake) to update or supplement any forward-looking statements. Because forward-looking statements are, by their nature, to different degrees, uncertain and subject to numerous assumptions, risks and uncertainties, actual results or future events, circumstances or developments could differ, possibly materially, from those that OCFC or Partners Bancorp anticipated in its forward-looking statements, and future results and performance could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OCFC’s Annual Report on Form 10-K, under Item 1A “Risk Factors” in Partners Bancorp’s Annual Report on Form 10-K and those disclosed in OCFC’s and Partners Bancorp’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility that expected benefits of the Transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Transaction may not be timely completed, if at all; that prior to the completion of the Transaction or thereafter, OCFC’s and Partners Bancorp’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the Transaction; that required regulatory, stockholder or other approvals, authorizations or consents in connection with the Transaction are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ stockholders, customers, employees and other constituents to the Transaction; and diversion of management time as a result of the matters related to the Transaction. These risks, as well as other risks associated with the Transaction will be more fully discussed in the prospectus of OCFC and proxy statement of Partners Bancorp that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the Transaction. The list of factors presented here, and the list of factors that will be presented in the registration statement on Form S-4, is not, and should not be, considered a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. For any forward-looking statements made in this communication or in any documents, OCFC or Partners Bancorp claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information about the Proposed Transaction

This communication is being made in respect of the proposed transaction involving OCFC and Partners Bancorp.

In connection with the proposed transaction with Partners Bancorp, OCFC intends to file a registration statement on Form S-4 containing a prospectus of OCFC and proxy statement of Partners Bancorp and other documents with the SEC. Before making any voting or investment decision, the investors and stockholders of Partners Bancorp are urged to carefully read the entire prospectus of OCFC and proxy statement of Partners Bancorp when they become available and any other documents filed by OCFC or Partners Bancorp with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OCFC, Partners Bancorp and/or the proposed transaction. When available, copies of the prospectus of OCFC and proxy statement of Partners Bancorp will be mailed to the stockholders of Partners Bancorp. Partners Bancorp investors and stockholders are also urged to carefully review and consider each of OCFC’s and Partners Bancorp’s public filings with the SEC, including but not limited to their respective Annual Reports on Form 10-K, proxy statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. When available, copies of the prospectus of OCFC and the proxy statement of Partners Bancorp also may be obtained free of charge at the SEC’s web site at http://www.sec.gov. You may also obtain these documents, free of charge, from OCFC by accessing OceanFirst’s website at https://oceanfirst.com/ under the tab “Investor Relations” and then under the heading “SEC Filings” or from Partners Bancorp by accessing Partners Bancorp’s website at https://www.partnersbancorp.com/ under the tab “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

OCFC, Partners Bancorp and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Partners Bancorp’s stockholders in connection with the OCFC–Partners Bancorp transaction. Information about the directors and executive officers of OCFC and their ownership of OCFC common stock is set forth in the proxy statement for OCFC’s 2021 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 20, 2021. Information about the directors and executive officers of Partners Bancorp and their ownership of Partners Bancorp’s common stock is set forth in the proxy statement for Partners Bancorp’s 2021 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 7, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of Partners Bancorp’s stockholders in connection with the OCFC–Partners Bancorp transaction may be obtained by reading the proxy statement of Partners Bancorp and prospectus of OCFC regarding the transaction when they become available. Once available, free copies of the proxy statement of Partners Bancorp and prospectus of OCFC may be obtained as described in the prior paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.